                           J.P. Morgan Securities Inc.
                                 277 Park Avenue
                               New York, NY 10172

                                                 December 7, 2005


Re:   WIDERTHAN CO., LTD.
      REGISTRATION STATEMENT ON FORM F-1                           VIA FACSIMILE
      REGISTRATION FILE NO. 333-129806

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
(202) 772-9209

Dear Sir/Madam:

     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the "ACT"), the undersigned, as representative of the several Underwriters, wish to advise you that the Preliminary Prospectus issued November 18, 2005 were distributed between November 18, 2005 through 5:00 p.m., Eastern Standard Time, December 6, 2005, as follows:

                              PRELIMINARY PROSPECTUS
                              ----------------------
                            13,099 copies to 3 Underwriters
                                 0 copies to 0 Dealers
                             2,768 copies to 692 Institutions
                                 2 copies to 2 Others
                     Total: 15,869 copies

     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

     In accordance with Rule 461 of the Act, we hereby join in the request of WiderThan Co., Ltd. that the effective date of the above-named Registration Statement be accelerated to 5:00 p.m. Eastern Standard Time on December 8, 2005, or as soon thereafter as practicable.

     We were advised on December 6, 2005 by the Corporate Financing Department of the National Association of Securities Dealers, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness of the terms and arrangements of the offering.

Securities and Exchange Commission   2                          December 7, 2005


                                      Very truly yours,

                                      J.P. MORGAN SECURITIES INC.



                                      By: /s/ RICHARD SESNY
                                         ---------------------------------------
                                         Name:  Richard Sesny
                                         Title: Vice President


                                      Acting on behalf of itself and the several
                                         Underwriters